Mail Stop 4561
      May 25, 2005


VIA U.S. MAIL AND FAX (864) 239-5824

Mr. Stephen Waters
Vice President
National Corporation for Housing Partnerships
55 Beattie Place, PO Box 1089
Greenville, SC 29602

Re:	National Housing Partnership Realty Fund Two
	Forms 10-KSB for the year ended December 31, 2004
	File No. 0-14458

Dear Mr. Waters:

      We have reviewed your May 10, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 1 - Summary of Partnership Organization and Significant
Accounting Policies

Recent Accounting Pronouncements

1. We do not understand how the Partnership`s ability to remove the general partner has significant effect on the success of the entity in light of your response to comment 1 that the general partner has operating control and financial control through various rights and has "demonstrated exercise of that control ... over the twenty-year history of the local limited partnerships." Please clarify as these conclusions appear inconsistent. In addition, please tell us how various rights and obligations held by the general partner documented in your response to prior comment 1 impacted your analysis under paragraph 5(b).



2. It is unclear from your response how you reached your conclusions under paragraph 5(c). Please explain why you believe substantially all the activities of the local limited partnerships do not involve and are not conducted on behalf of you and NHP, collectively. In addition, please tell us what other parties are involved in the activities and for whose benefit they are conducted.

      You may contact Matthew Dowling, Staff Accountant, at (202)
551-3467 or me at (202) 551-3403 if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

						Sincerely,


Steven Jacobs
				Accounting Branch Chief




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Mr. Stephen Waters
National Housing Partnership Realty Fund Two
May 25, 2005
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